UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

LifeStance Health Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

53228F101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Summit Partners, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 41,932,358
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 41,932,358

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,932,358
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 10.96%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 382,622,704 shares of common stock, par value $0.01 per share (“Common Stock”) outstanding as of July 31, 2024, as reported on the Issuer’s Form 10-Q, filed on August 8, 2024.

1.	Names of Reporting Persons Summit Partners Growth Equity Fund IX-A, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 25,677,643
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 25,677,643

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,677,643
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.71%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 382,622,704 shares of Common Stock as of July 31, 2024, as reported on the Issuer’s Form 10-Q, filed on August 8, 2024.

1.	Names of Reporting Persons Summit Partners Growth Equity Fund IX-B, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,032,765
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,032,765

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,032,765
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.19%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 382,622,704 shares of Common Stock as of July 31, 2024, as reported on the Issuer’s Form 10-Q, filed on August 8, 2024.

1.	Names of Reporting Persons Summit Investors GE IX/VC IV (UK), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 18,750
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 18,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,750
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.01%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 382,622,704 shares of Common Stock as of July 31, 2024, as reported on the Issuer’s Form 10-Q, filed on August 8, 2024.

1.	Names of Reporting Persons Summit Partners Entrepreneur Advisors Fund II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 23,961
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,961

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,961
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) .01%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 382,622,704 shares of Common Stock as of July 31, 2024, as reported on the Issuer’s Form 10-Q, filed on August 8, 2024.

1.	Names of Reporting Persons Summit Investors GE IX/VC IV, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 179,239
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 179,239

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,239
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.05%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 382,622,704 shares of Common Stock as of July 31, 2024, as reported on the Issuer’s Form 10-Q, filed on August 8, 2024.

Item 1(a).	Name of Issuer

LifeStance Health Group, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

4800 N. Scottsdale Road, Suite 6000

Scottsdale, Arizona 85251

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Summit Partners, L.P.;

(ii)	Summit Partners Growth Equity Fund IX-A, L.P.;

(iii)	Summit Partners Growth Equity Fund IX-B, L.P.;

(iv)	Summit Investors GE IX/VC IV (UK), L.P.;

(v)	Summit Partners Entrepreneur Advisors Fund II, L.P.; and

(vi)	Summit Investors GE IX/VC IV, LLC.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

222 Berkeley Street, 18th Floor

Boston, MA 02116

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number

53228F101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Summit Partners, L.P. is the managing member of Summit Partners GE IX, LLC, which is general partner of Summit Partners GE IX, LP, which is the general partner of Summit Partners Growth Equity Fund IX-A, L.P. and Summit Partners Growth Equity Fund IX-B, L.P. Summit Master Company, LLC is (i) the sole member of Summit Partners Entrepreneur Advisors GP II, LLC, which is the general partner of Summit Partners Entrepreneur Advisors Fund II, L.P. and (ii) the general partner of Summit Partners L.P., which is the manager of Summit Investors Management, LLC, which is the manager of Summit Investors GE IX/VC IV, LLC, and the general partner of Summit Investors GE IX/VC IV (UK), L.P. Summit Master Company, LLC, as the sole member of Summit Partners Entrepreneur Advisors GP II, LLC, the managing member of Summit Investors Management, LLC and general partner of Summit Partners, L.P., has delegated investment decisions, including voting and dispositive power, to Summit Partners, L.P. and its investment committee responsible for voting and investment decisions with respect to the reported securities held by Summit Partners, L.P., through a four-person investment committee. Peter Y. Chung, Darren M. Black, Mark A. deLaar and Craig D. Frances are the current members of the investment committee, and as such may be deemed to have voting and dispositive authority over the reported securities, but each of the foregoing disclaim such beneficial ownership. This Statement shall not be construed as an admission that the Reporting Persons or any of the members of the investment committee are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

Summit Partners, L.P.

By:	Summit Master Company, LLC
Its:	General Partner

By:	/s/ Adam H. Hennessey, as POA
Adam H. Hennessey, as Power of Attorney

Summit Partners Growth Equity Fund IX-A, L.P.

By:	Summit Partners GE IX, LP
Its:	General Partner

By:	/s/ Adam H. Hennessey, as POA
Adam H. Hennessey, as Power of Attorney

Summit Partners Growth Equity Fund IX-B, L.P.

By:	Summit Partners GE IX, LP
Its:	General Partner

By:	/s/ Adam H. Hennessey, as POA
Adam H. Hennessey, as Power of Attorney

Summit Investors GE IX/VC IV, LLC

By:	Summit Investors Management, LLC
Its:	Manager

By:	/s/ Adam H. Hennessey, as POA
Adam H. Hennessey, as Power of Attorney

Summit Investors GE IX/VC IV (UK), L.P.

By:	Summit Investors Management, LLC
Its	Manager

By:	/s/ Adam H. Hennessey, as POA
Adam H. Hennessey, as Power of Attorney

Summit Partners Entrepreneur Advisors Fund II, L.P.

By:	Summit Partners Entrepreneur Advisors GP II, LLC
Its	General Partner

By:	/s/ Adam H. Hennessey, as POA
Name: Adam H. Hennessey
Title: Power of Attorney

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 4, 2022, incorporated herein by reference to of the statement on Schedule 13G filed by the Reporting Persons on February 4, 2022.

Exhibit B	Powers of Attorney, dated as of October 25, 2021, incorporated herein by reference to of the statement on Schedule 13G filed by the Reporting Persons on February 4, 2022.